SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration: 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED FORTY-EIGHTH

ANNUAL BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Comendador Araújo 499, Centro, Curitiba, state of Paraná. 2. DATE AND TIME: March 18, 2015 – 2:30 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA - Chairman; LUIZ FERNANDO LEONE VIANNA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.   Approval of the 2014 Management Report, Balance Sheet, and other financial statements relating to fiscal year 2014, and the consequent submission of these documents to the Fiscal Council and the Annual Shareholders’ Meeting, to be held on April 23, 2015, as well as studies and the expectation to generate positive calculation basis in amount sufficient to realize tax credits recorded, pursuant to CVM Rule 371/2002;

II.  Approval of the Board of Executive Officer’s proposal for the allocation of net income relating to fiscal year 2014 and payment of interest corresponding to the integration between capital and work and incentive to production;

III.   Approval of the 2014 Audit Committee Report;

IV. Approval and authorization for increasing the capex of the project under development by SPC Integração Maranhense Transmissora de Energia S.A. - IMTE and ordered a revision on its business plan.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA - Chairman, LUIZ FERNANDO LEONE VIANNA - Secretary, JOAQUIM ANTONIO GUIMARÃES DE OLIVEIRA PORTES – Chairman of the Fiscal Council, CARLOS HOMERO GIACOMINI – member of the Board of Directors and Chairman of the Audit Committee, JOSÉ RICHA FILHO, MARCO AURÉLIO ROGERI ARMELIN, NATALINO DAS NEVES, NEY AMILTON CALDAS FERREIRA and MAURO RICARDO MACHADO COSTA.

The full version of the Minutes of the 148th Annual Board of Director’s Meeting, of March 18, 2015, was drawn up in the Company’s records, Book no. 8, pages 018 -023.

LUIZ FERNANDO LEONE VIANNA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.